Exhibit 99.1

Inspira Technologies Has Listed an FDA Class I 510(k) Exempt
component of the ART system

Ra’anana, Israel, January 28, 2022 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has listed a component of its ART and ECLS systems on the U.S. Food and Drug Administration Class I 510(k) exempt list.

The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. The component can also be potentially utilized in the treatment of thousands of patients being treated each year by Extracorporeal Membrane Oxygenation (ECMO). This component is expected to allow the medical staff a safer mobilization for the awake cannulated patients within and between hospitals and medical centers.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART system, a cost effective early extracorporeal respiratory support system for deteriorating respiratory patients. The ART system is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient's need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other regulatory agencies.

For more information, please visit our corporate website: www.inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses the potential benefits related to the use of the key component and that the component is expected to allow the medical staff a safer mobilization for the awake cannulated patients within and between hospitals and medical centers. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, as well as its subsequent public filings, which are available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com

MRK-ARS-010